SO 9/6



SEC MAIL PROCESSING
RECEIVED
AUG 2005
WASH, D.C.
192
SECTION



SECU 05041811 ISSION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 8228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONNERS & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 E. FOURTH STREET, SUITE 1300
(No. and Street)

CINCINNATI (City) OHIO (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN A. CONNERS (513) 421-0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANDREW, LITTNER LLC.
(Name – *if individual, state last, first, middle name*)

2368 VICTORY PARKWAY, SUITE 100, CINCINNATI, OHIO 45206
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN A. CONNERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONNERS & CO., INC., as of JUNE 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS


NOTARIAL SEAL
STATE OF OHIO

JULIE A. WALLACE
Notary Public, State of Ohio
My commission expires 05/08/2010

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONNERS & CO., INC.

YEAR ENDED JUNE 30, 2005

CONTENTS

ANDREW, LITTNER LLC.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Conners & Co., Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Conners & Co., Inc. as of June 30, 2005 and the related statements of income, changes in stockholders equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conners & Co., Inc. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9, 10, 11, and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Andrew, Littner LLC

Certified Public Accountants

Cincinnati, Ohio
August 3, 2005

2368 VICTORY PARKWAY, SUITE 100 - CINCINNATI, OHIO 45206-2810

PHONE: (513) 281-0555 FAX: (513) 281-4616 E-MAIL: accountants@andrewlittner.com

CONNERS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS

Cash and cash equivalents	$ 821,265
Cash segregated in compliance with regulations	11,053
Total	832,318
Deposits with clearing organizations and other	281,354
Refundable federal income tax	8,782
Receivable from customers	2,568
Total	11,350
Securities owned, at market value:	
Marketable	298
Other investments	22,632
Total	22,930
Deferred tax asset; net of valuation allowance	31,031
Furniture and equipment, net of accumulated depreciation	31,245
Other assets	11,149
Total assets	$ 1,221,377

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued expenses	3,335
Total liabilities	3,335
STOCKHOLDERS' EQUITY	
Common stock, no par value, 14,735 authorized, 6,981 issued and outstanding	798,200
Retained earnings	419,842
Total stockholders' equity	1,218,042
Total liabilities and stockholders' equity	$ 1,221,377

The accompanying notes are an integral part of this financial statement.

CONNERS & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2005

REVENUE		
Commissions:		
On transactions in listed equity securities executed on an exchange	$ 46,133	
On transactions in exchange listed securities executed over-the-counter	234,587	
All other security commissions	200,257	
Total		$ 480,977
Gains on firm securities trading accounts		
From market making in over-the-counter equity securities	(238)	
From trading in debt securities	13,668	
Total		13,430
Profits from underwriting and selling groups		111,536
Other revenue related to securities business		1,973
Other revenue		26,170
Total revenues		634,086
EXPENSES		
Registered representatives compensation	13,437	
Employee compensation and benefits	242,777	
Clearance paid to non-brokers	110,163	
Communications	101,503	
Occupancy and equipment costs	50,297	
Promotional costs	34,948	
Interest expense	642	
Regulatory fees and expenses	14,392	
Other expenses	342,800	
Total expenses		910,959
Income/(loss) from operations		(276,873)
Gain/(loss) from NASDAQ stock transactions		67,639
Net/(loss) before income tax benefit		(209,234)
Income tax benefit		36,662
Net income/(loss)		$ (172,572)

The accompanying notes are an integral part of this financial statement.

CONNERS & CO., INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2005

	Common Stock	Retained Earnings	Total Stockholders Equity
Balances at July 1, 2004	$ 798,200	$ 592,414	$ 1,390,614
Net income/(loss)	...	(172,572)	(172,572)
Balances at June 30, 2005	$ 798,200	$ 419,842	$ 1,218,042

CONNERS & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES				
Net income			$	(172,572)
Adjustments to reconcile net income(loss) to net cash provided (used) by operations				
Depreciation and amortization	$	12,135		
(Gain) on NASDAQ stock held for investment		(67,639)		
Loss on disposition of furniture & equipment		2,408		
(Increase) decrease in:				
Deposits with clearing organizations and others		(227,342)		
Receivable from brokers and dealers		52,386		
Receivable from customers		212,528		
Refundable federal income tax		(8,782)		
Marketable securities owned		168,364		
Accrued interest on securities owned		1,702		
Deferred tax asset		(31,031)		
Other assets		64		
Increase (decrease) in:				
Payable to customers		(7,150)		
Federal income tax payable		(5,782)		
Accounts payable, accrued expenses and other liabilities		(12,686)		
Payable to brokers		(8,284)		
				80,891
Net cash provided (required) by operating activities				(91,681)
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from sale of NASDAQ stock				102,697
Purchase of investment securities				(18,000)
Purchase of furniture & equipment				(35,832)
Net cash provided (required) by investing activities				48,865
CASH FLOWS FROM FINANCING ACTIVITIES				...
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS				(42,816)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR				875,134
CASH AND CASH EQUIVALENTS AT END OF YEAR			$	832,318
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				
Interest paid			$	7,017
Income taxes paid			$	8,933

The accompanying notes are an integral part of this financial statement.

CONNERS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

Note A Summary of Significant Accounting Policies

Conners & Co., Inc. is primarily in the business of underwriting, brokerage, and trading of municipal bonds and related advisory services and its business is concentrated in the Cincinnati, Ohio metropolitan area. It is the Company's policy to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A brief description of the significant accounting policies applied by the Company in the preparation of the accompanying financial statements is as follows:

Method of accounting. The financial statements are prepared on the accrual method of accounting with transactions being recorded on the settlement date, generally the third business day following the transaction date. During the current fiscal year, the Company converted to a "Full Disclosure" broker method of executing customer trades. Under the "Full Disclosure" broker method of executing customer trades, Conners & Co., Inc. continues to accept customer orders but has elected to clear the orders through another broker (the Clearing Broker) for cost efficiencies. The clearing broker processes and settles the customer transactions for Conners & Co., Inc. and maintains the detailed customer records. Conners & Co., Inc. records the commissions received from these transactions and expenses paid to the clearing broker on an end of the calendar month basis according to an agreement between Conners & Co., Inc. and the clearing broker.

Cash and Cash Equivalents. Cash and cash equivalents consists of cash on hand, bank demand deposits and certain money market funds

Furniture and equipment and depreciation. Furniture and equipment are stated at cost and are being depreciated over estimated useful lives of five to ten years, using accelerated methods. Depreciation expense for the year ended June 30, 2005 was $12,135.

Depreciable assets consist of:

Furniture and equipment	$ 194,233
Accumulated depreciation	(162,988)
Furniture and equipment, net of accumulated depreciation	$ 31,245

Securities valuation. Securities owned by the Company are carried at market value, or, in the absence of a quoted market value, at a fair value as determined by Company management. Unrealized gains and losses are included in the results of operations.

Marketable securities owned at June 30, 2005 are as follows:

	Market Value
Corporate stocks	$ 298

Other investments (not readily marketable)	$ 22,632

CONNERS & CO., INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JUNE 30, 2005

Note B SEC Rule 15c3-3

Conners & Co., Inc. is subject to the full provisions of SEC Rule 15c3-3, the Customer Protection Rule. Pursuant to a computation dated June 30, 2005, the Company was not required to make a deposit into the Special Reserve Bank Account that was established for this purpose. At June 30, 2005, the special reserve bank account had a balance of $11,053.

Note C Net Capital Requirements

Pursuant to net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions and rules. Net capital may fluctuate on a daily basis. At June 30, 2005, the Company has net capital of $1,121,558 calculated under Rule 15c3-1 which was $1,021,558 in excess of the requirements of the Securities and Exchange Commission. Failure to maintain a minimum net capital may result in suspension or expulsion of the Company by the Securities and Exchange Commission.

Note D Lease Commitments

The Company currently leases its office under a one year extension of operating leases that commenced January 1, 1996 and expired December 31, 2003. The Company has two options to further this lease for terms of one year each. A one year option to extend the lease until December 31, 2005 was exercised. The minimum annual rental is $40,460 subject to certain concessions and increases based on costs. Rental expense, including utilities, charged to operations for the year ended June 30, 2005 was $40,562.

Note E Capital Stock Restrictions

The Company and its shareholders have entered into an agreement which defines the rights and obligations of the shareholders with respect to the encumbering and disposition of the Company's capital stock. The agreement sets forth the method of establishing the price to be paid and the terms of payment by the Company.

Note F Profit-Sharing Plan

The Company has a qualified profit-sharing plan covering all employees meeting certain conditions; contributions to the plan are determined annually by the Board of Directors. An employee earns a vested interest in the plan after completing two full years of employment. No contribution was made to the plan in the year ended June 30, 2005.

Note G Deferred Tax Asset and Income Tax Benefit

The income tax benefit is based upon the current year operating loss as adjusted for income relating to non-taxable bond interest, the dividend received deduction and certain non-deductible expenses. However, a deferred tax asset was recorded for the future benefit of a net operating loss carryforward due to expire in 2025. Due to the operations of the Company, a valuation allowance has been recorded as of June 30, 2005.

Deferred tax asset:	
Net operating loss carryforward	$ 77,577
Deferred tax valuation	(46,546)
Net deferred tax asset	$ 31,031
Income tax benefit:	
Currently refundable resulting from portion of net operating loss carried back	$ 5,631
Deferred tax benefit, net of valuation allowance	31,031
Income tax benefit	$ 36,662

Note H Concentration of Credit

Substantially all cash is deposited with a single federally insured Cincinnati, Ohio bank. The amount of deposit at anyone time may exceed federally insured limits. At June 30, 2005, the amount was in excess of the federally insured limit by approximately $562,393. In addition, the Company had $303,000 in an uninsured money market fund.

Note I Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments. As of June 30, 2005 there were no open transactions related to such underwriting commitments.

--***--

SUPPLEMENTARY INFORMATION

--***--

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2005

COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total stockholders equity from statement of financial condition		$ 1,218,042
Deduct shareholders equity not allowable for net capital		...
Total stockholders equity qualified for net capital		1,218,042
Add		
Liabilities subordinated to claims of general creditors		...
Total capital and allowable subordinated liabilities		1,218,042
Deductions and/or charges		
Non allowable assets		
Furniture and equipment	$ 31,245	
Deferred tax asset; net of valuation allowance	31,031	
Other investments	22,632	
Prepaid expenses	11,575	
		96,483
Net capital		$ 1,121,559

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2005

COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	3,335
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	222
Minimum dollar net capital requirement	$	100,000
Excess net capital	$	1,021,559
Excess net capital at 1000%	$	1,121,226
Percentage of aggregate indebtedness to net capital		...%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per unaudited broker dealer computation	$	1,124,564
Net (increase)/decrease in non-allowable assets		18,177
Net (increase)/decrease in haircuts		...
Net adjustments to accounts payable and accrued expenses		(21,182)
Net capital per audited financial statements	$	1,121,559

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2005

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

CREDIT BALANCES	
Free credit balances and other credit balances in customers security accounts	$ ...
Customers securities failed to receive	...
Credit balances in firm accounts which are attributable to principal sales to customers	...
Total credits	$ ...
DEBIT BALANCES	
Debit balances in customers cash accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ ...
Failed to deliver of customers securities not older than 30 days	...
Total 15c3-3 debits	$ ...
RESERVE COMPUTATION	
Excess of total debits over total credits	$ ...
Required deposit	$ ...
Amount held on deposit in "Reserve Bank Account"	11,053
Excess deposit	$ 11,053

RECONCILIATION

There were no material differences between the Company's report reserve computation on the Focus Report of June 30, 2005 and the above computation.

CONNERS & CO., INC.
SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2005

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

State the market valuation and the number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. NONE

   A. Number of Items NONE

2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. NONE

   A. Number of Items NONE

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2005
WASH, D.C. 192 SECTION

CONNERS & CO., INC.

INDEPENDENT AUDITORS REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

JUNE 30, 2005

ANDREW, LITTNER LLC.

CERTIFIED PUBLIC ACCOUNTANTS

ANDREW, LITTNER LLC.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Conners & Co., Inc.
Cincinnati, Ohio

In planning and performing our audit of the financial statements of Conners & Co., Inc. (the Company) for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2368 VICTORY PARKWAY, SUITE 100 - CINCINNATI, OHIO 45206-2810

PHONE: (513) 281-0555 FAX: (513) 281-4616 E-MAIL: accountants@andrewlittner.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. Due to the size of the Company and the limited personnel involved, it is not possible to have a system of internal control that would exist in a larger organization. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Conners & Co., Inc., for the year ended June 30, 2005, and this report does not affect our report thereon dated August 3, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Andrews, Lither LLC

Certified Public Accountants

Cincinnati, Ohio
August 3, 2005